June 21, 2006	Deborah S. Froling
202.857.6075 DIRECT
202.857.6395 FAX
froling.deborah@arentfox.com
VIA EDGAR
Daniel F. Duchovny, Esq.
Division of Corporation Finance
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	ICON Cash Flow Partners L.P. Seven
Amendment No. 3 to Schedule 14D-9 filed June 21, 2006
File No. 005-81835
Dear Mr. Duchovny:
     This letter sets forth the response of ICON Cash Flow Partners L.P. Seven (the “Partnership”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Schedule 14D-9/A (Amendment No. 2) received by letter dated June 19, 2006. Amendment No. 3 to the Schedule 14D-9 (the “14D-9/A”) is being filed on EDGAR concurrently herewith. For your convenience, we have set forth the Staff’s comment immediately preceding our response.
Schedule 14D-9
Additional Information – Page 7
2.	We note your response to 2. Please disclose more definitively whether an assignment of units has the same effect under the tax laws affecting the status of the partnership and its fiscal year as transfer of a unit. Your current disclosure does not provide unitholders with sufficient certainty in making their investment decision whether to tender their units.
Response:
     In response to the Staff’s comment, the Partnership has added disclosure to the 14D-9/A to explain that an assignment of Units has the same potential effect under the tax laws affecting the status of the Partnership and its fiscal year as a transfer of Units.
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June 21, 2006

     If you have any questions or comments with respect to this response or other matters, please call the undersigned or Joel S. Kress at 212-418-4700.
Sincerely,
/s/ Deborah S. Froling
Deborah S. Froling
cc: Joel S. Kress